FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements") we
hereby advise that Mr RL Pennant-Rea, a director of Gold Fields Limited, has sold and retained some of his shares (Performance Vesting Restricted Shares
(“PVRS”)) which were awarded and have now settled to him in terms of The
Gold Fields Limited 2005 Share Plan, as amended.
Details of the transaction is set out below:
RL Pennant-Rea
Nature of transaction
Off market acquisition of shares in terms of
the above scheme
Transaction Date 18 November 2010
Number of Shares 2700
Class of Security Ordinary shares
Deemed Price per Share R117.90
Deemed Total Value R318,330.00
Vesting Period
The award vests on the third anniversary
following the grant date
Nature of interest Direct and Beneficial
RL Pennant-Rea
Nature of transaction
On market sale of shares in terms of the
above scheme
Transaction Date 18 November 2010
Number of Shares 586
Class of Security Ordinary shares
Price per Share R117.90
Total Value R69,089.40
Vesting Period
The award vests on the third anniversary
following the grant date
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

18 November 2010
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly
authorized.

Date: 19 November 2010                            By:
GOLD FIELDS LIMITED

Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs